[ProUroCare Letterhead]

October 26, 2009

Via EDGAR

Mr. David L. Orlic, Esq.

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3628

Washington, D.C. 20549

Re:                               ProUroCare Medical Inc.

Amendment No.1 to Schedule TO-I

Filed on October 16, 2009

File No. 005-81640

Amendment No.1 to Form S-3 on Form S-4

Filed on October 16, 2009

File No. 333-162138

Dear Mr. Orlic:

ProUroCare Medical Inc. (the “Company”) submits this letter in response to comments from the Securities and Exchange Commission Staff (the “Staff”) received by letter dated October 22, 2009 regarding the above referenced amended filings.  We appreciate the Staff’s prompt consideration of this response.

In this letter, we have recited each Staff comment in bold type and have followed each comment with the Company’s response in regular type. References in this letter to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

General

1.                                      We note your response to comment 1 of our prior letter, in which you state that you intend to rely on Rule 13e-3(g)(2) with respect to the purchase of Warrants in exchange for Replacement Warrants and common stock.  Please tell us how you determined that the issuance of Replacement Warrants fits within the terms of Rule 13e-3(g)(2), given that the Replacement Warrants are not common stock, have a term which appears to differ materially from the Warrants, and appear to have a materially different redemption trigger.

In view of your concerns regarding the availability of Rule 13e-3(g)(2), we submit that the Offer does not constitute a “Rule 13e-3 transaction,” thus eliminating our need to rely on the Rule 13e-3(g)(2) exception.

A Rule 13e-3 transaction is defined to mean any transaction or series of transactions involving one or more of the transactions specified in paragraph (a)(4)(i) of Rule 13e-3 which has a reasonable likelihood or purpose of producing, directly or indirectly, any of the effects specified in paragraph (a)(4)(ii).  While the Offer is one of the types of transactions specified in Rule 13e-3(a)(4)(i), it does not have a reasonable likelihood or purpose of producing any of the effects specified in Rule 13e-3(a)(4)(ii), which include the following:

A.                                   Causing any class of equity securities of the issuer which is subject to section 12(g) or section 15(d) of the Act to become eligible for termination of registration under Rule 12g-4 or Rule 12h-6 or causing the reporting obligations with respect to such class to become eligible for termination under Rule 12h-6; or suspension under Rule 12h-3 or section 15(d); or

B.                                     Causing any class of equity securities of the issuer which is either listed on a national securities exchange or authorized to be quoted in an inter-dealer quotation system of a registered national securities association to be neither listed on any national securities exchange nor authorized to be quoted on an inter-dealer quotation system of any registered national securities association.

Rule 13e-3(a)(4)(ii)(A) applies where a transaction causes a class of equity securities which is subject to section 12(g) or section 15(d) of the Act to be held of record by less than 300 persons.  Rule 13e-3(a)(4)(ii)(A) is thus inapplicable because, prior to the Offer, the Public Warrants are already held of record by less than 300 persons, thus making it impossible for the Offer to “cause” the Public Warrants to be held of record by less than 300 persons.  This view is supported by Interpretation 104.01 of the Staff’s Compliance and Disclosure Interpretations on Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3, last updated January 26, 2009.  Rule 13e-3(a)(4)(ii)(A) is also inapplicable with respect to the Private Warrants because, in addition to being held of record by less 300 persons, they are not subject to section 12(g) or section 15(d) of the Act.

Rule 13e-3(a)(4)(ii)(B) is inapplicable because, prior to the Offer, the Warrants are neither listed on a national securities exchange nor authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

Because the Offer does not have a reasonable likelihood or purpose of producing any of the effects specified in Rule 13e-3(a)(4)(ii), the Offer, by definition, does not constitute a Rule 13e-3 transaction.

Offer Period, page 21

2.                                      We refer to your response to comment 3 of our prior letter. We note that you have retained a statement that you may, in your sole discretion, withdraw the offer at any time prior to satisfaction of the offer conditions. This continues to improperly imply that, prior to the satisfaction of the offer conditions, you may simply withdraw your offer, without reference to a failed offer condition. This has the effect of making your offer illusory. Please revise your disclosure as requested in our prior comment.

We have revised the Offer Letter/Prospectus to state that the Company can withdraw the Offer only if the conditions of the Offer are not satisfied prior to expiration of the Offer Period. Promptly upon any such withdrawal, the Company will return the tendered Warrants along with any cash delivered therewith. The Company will announce any intention to withdrawal by disseminating notice by public announcement or otherwise as permitted by applicable law.

Required Submissions, page 23

3.                                      You state that you may, at your option, treat as invalid the exercise of a Warrant delivered to the depositary after expiration. Please tell us your authority for deeming tenders to be valid even if delivered after expiration.

We have revised the Offer Letter/Prospectus to state that Warrants will be deemed properly tendered during the Offer Period only if the Warrants being exercised are delivered to the depositary by 1:00 p.m., Central time, on November 6, 2009, accompanied by proper payment and a properly completed and duly executed Letter of Transmittal or, if applicable, the guaranteed delivery procedures set forth in the Offer Letter/Prospectus are followed.

*    *    *    *    *

In connection with the foregoing responses and per your request, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure herein;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter, please contact me at the below number so that I can respond promptly to your questions or concerns.

Sincerely,

/s/ Richard C. Carlson
Richard C. Carlson
Chief Executive Officer
(952) 746-1407

cc:                                 Richard B. Thon, Chief Financial Officer

Michael Gunderson, Baker Tilly Virchow Krause, LLP

Robert K. Ranum, Fredrikson & Byron, P.A.